SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

SouthPeak Interactive Corporation
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

844649 10 3
(CUSIP Number)

Gregory Phillips
SouthPeak Interactive Corporation
2900 Polo Parkway
Suite 200
Midlothian, Virginia 23113
Telephone: (804) 378-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia 22102
Attention: Mark Wishner
Telephone: (703) 749-1352

May 12, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Page 1 of 8 Pages

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory Phillips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	10,500,000
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	10,500,000
	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2%(1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 35,920,100 shares of common stock outstanding on May 12, 2008.

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Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.0001 per share (the “Common Stock”), of SouthPeak Interactive Corporation, a Delaware corporation and formerly known as “Global Services Partners Acquisition Corp.” (the “Issuer”). The address of the principal executive offices of the Issuer is 2900 Polo Parkway, Suite 200, Midlothian, Virginia 23113.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of Gregory Phillips (the “Reporting Person”).

This Schedule 13D relates to 10,500,000 shares of Common Stock held by the Reporting Person (the “Shares”). The Reporting Person has sole voting and dispositive power over the Shares.

The Reporting Person is currently serving as the Secretary and Treasurer of SouthPeak Interactive, L.L.C. (“SouthPeak”).

The business address of the Reporting Person is 2900 Polo Parkway, Suite 200, Midlothian, Virginia 23113.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On May 12, 2008, in connection with the closing of the acquisition of SouthPeak by the Issuer, the Issuer entered into a Membership Interest Purchase Agreement (the “Membership Interest Purchase Agreement”) with SouthPeak and the members of SouthPeak, including the Reporting Person, pursuant to which the members of SouthPeak exchanged their membership interests in SouthPeak for 35,000,000 shares of the Common Stock. Of the 35,000,000 shares issued to the members of SouthPeak by the Issuer, the Reporting Person was issued the Shares. Based on a stated value in the Membership Interest Purchase Agreement of $1.00 per share of Common Stock, the aggregate value of the Shares is equal to $10,500,000.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and, subject to the Lock-up Agreement described in Item 6, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which he now owns or may hereafter acquire.

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At the date of this Statement, the Reporting Person, except as set forth in this Statement, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.  Interest in Securities of the Issuer.

As of the date of this report, the Reporting Person beneficially owns an aggregate of 10,500,000 shares of Common Stock, which represents approximately 29.2% of the Common Stock outstanding as of May 12, 2008. The Reporting Person has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 10,500,000 shares of Common Stock.

Other than as set forth herein, there have been no transactions in the securities of the Issuer by the Reporting Person in the 60 days immediately preceding the date of this report.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is a party to the Membership Interest Purchase Agreement, pursuant to which the members of SouthPeak agreed to exchange their membership interests in SouthPeak for 35,000,000 shares of Common Stock.

In connection with the Purchase Agreement by and among the Issuer and certain investors, dated May 12, 2008, pursuant to which investors purchased shares of the Issuer’s Series A Convertible Preferred Stock, the Reporting Person entered into a lock-up agreement with the Issuer (the “Lock-up Agreement”). The Lock-up Agreement prohibits the Reporting Person from selling or transferring any of the Shares for 365 days. 180 days after the closing under the Membership Interest Purchase Agreement, 10% of the Shares will be released from the restrictions and obligations of the Lock-up Agreement. 365 days following the closing under the Membership Interest Purchase Agreement, the Reporting Person may freely sell or transfer the remaining Shares.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Membership Interest Purchase Agreement by and among the Issuer, SouthPeak and the members of SouthPeak, dated May 12, 2008 (included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 15, 2008, and incorporated herein by reference).

Exhibit 2. Lock-Up Agreement between the Issuer and the Reporting Person, dated May 12, 2008.

Exhibit 3. Power of Attorney, executed by the Reporting Person on April 23, 2008.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2008

GREGORY PHILLIPS

By: /s/ Gregory Phillips
Name: Gregory Phillips

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EXHIBIT INDEX

Exhibit
Number	Description

1
Membership Interest Purchase Agreement by and among the Issuer, SouthPeak and the members of SouthPeak, dated May 12, 2008 (included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 15, 2008, and incorporated herein by reference).

2	Lock-Up Agreement between the Issuer and the Reporting Person, dated May 12, 2008.
3	Power of Attorney, executed by the Reporting Person on April 23, 2008.

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